Cyto Wave Technologies, Inc.

201 Spear St, Suite 1100, San Francisco, CA 94105

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

To: Russell Mancuso, Branch Chief

cc:  Tom Jones

Re:  Cyto Wave Technologies, Inc.

        Amendment No. 3 to Registration Statement on Form 10

        Filed May 9, 2013

        File No. 000-54907

May 9, 2013

Dear Mr. Mancuso:

We are hereby responding to your comment letter that we received from you on May 7, 2013 per email.  We filed our Amendment No. 3 to our Registration Statement on Form 10 today and provided the requested information in our responses below which are highlighted in blue.  For your convenience, we also attached a revised Form 10 as a word file with redlined mark-ups in our email to you.  We refer to this word file and its pagination when we refer to “Revised Form 10 No. 3” in our responses below, and not to the pagination of our filed Amendment No. 3 of the Form 10 in EDGAR.  We filed this response letter and our company letter as correspondence in EDGAR.

Form 10

Our Proposed Products – Underlying Technology, page 3

1.

In the last paragraph on page 4 you indicate that the decrease was “a result” of the nanobubbles. Please tell us how you determined that the decrease was the result of nanobubbles. Also, please tell us why the this paragraph does not address potential side effects or adverse events like you do in the next paragraph that describes labeled CTCs.

Please see revised Form 10 No. 3, page 4 and 5.

Our Patents, page 8

2.

From the last paragraph of section 3 of exhibit 10.6, it appears that at least portions of the PA system might not be protected by your patents. Please revise your disclosure to clarify the scope of your patents with regard to the PA system and otherwise. See the last sentence of comment 8 in our letter to you dated March 26, 2013.

Please see revised Form 10 No. 3, page 8.

Cyto Wave Technologies, Inc.

201 Spear St, Suite 1100, San Francisco, CA 94105

Our Clinical Trials, page 12

3.

We note your response to the prior comment 9. Please expand your disclosure in the appropriate section of your document to explain why your trials did not begin as anticipated. Your disclosure in the third paragraph regarding delays currently addresses only potential future delays, not actual delays that you have experienced.

Please see revised Form 10 No. 3, page 7, 13, and Risk Factors, page 20.

4.

We note your response to prior comment 10. Please tell us why you disclose in the second paragraph of this section that in the first trial Professors Hutchins and Zharov are the principal investigator and sub-investigator, respectively, given the information in the first table of exhibit 10.8 that Professor Zharov is the principal investigator and that Professor Hutchins is not mentioned in the table.

The table of exhibit 10.8 is incorrect since it was copied from an old template.  We amended exhibit 10.8 so that Prof. Hutchins is principal investigator and Prof. Zharov sub-investigator.  Prof. Hutchins’ salary is not covered during the first performance period but 10% is during the second performance period.  Please see revised Form 10 No. 3, page 9, under Our Research Agreement, and amended exhibit 10.8.

The federal government has “March-in Rights” to grant additional rights, page 15

5.

We note your revisions in response to prior comment 11. Please tell us why you do not describe in the caption and text of a risk factor the government rights in 35 U.S.C. Section 202(c)(4).

We added 202(c)(4).  Please see revised Form 10 No. 3, page 15.

Our Research Agreement with the University of Arkansas, page 17

6.   Please reconcile the disclosure in this risk factor about the cost of $436,485 for the performance period from April 1, 2013 through August 31, 2013 with the information in exhibit 10.8 about costs of $262,750 and $436,485 for the periods April 1, 2013 through August 31, 2013 and September
      1, 2013 through March 31, 2014, respectively.

The disclosure in the risk factor was a typo.  We corrected per revised Form 10 No. 3, page 17.

Best regards,

/s/ George Yu

George Yu

President & CEO

Cyto Wave Technologies, Inc.

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